August 14, 2006
By FEDEX and Facsimile (202) 772-9218
Securities and Exchange Commission
Division of Corporation Finance
Mailstop 6010
100 F Street, N.E.
Washington, D.C. 20549
Attn: Ms. Angela Crane, Branch Chief

RE:	Illumina, Inc. (The “Company”) Form 8-K filed July 18, 2006 File No. 0-30361
Ladies and Gentlemen:
This letter is in response to your comments on the above filing contained in your letter of August 2, 2006. A copy of that letter is attached to the end of this correspondence. In connection with this response, the Company acknowledges that:
•	The Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosures in response to Staff comments in the filings reviewed by the Staff do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.

For the convenience of the Staff we have set forth below in italics the text of the Staff’s comments, after which we have provided our responses.
Form 8-K filed July 18, 2006
1.	Please refer to prior comment 4. Your revised disclosures related to the non-GAAP measures included in the Form 8-K filed on July 18, 2006 do not include all of the disclosures required by paragraph (e)(1)(i) of item 10 of Regulation S-K and Question 8 of the FAQ Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003. Please revise future filings to specifically include a discussion, in sufficient detail, of the following for each non-GAAP measure:
•	The substantive reasons why management believes each non-GAAP measure provides useful information to investors;

•	The specific manner in which management uses each non-GAAP measure to conduct or evaluate its business;

•	The economic substance behind management’s decision to use each measure; and

•	The material limitations associated with the use of each non-GAAP measure as compared to the use of the most directly comparable GAAP measure and the manner in which management compensates for these limitations when using the non-GAAP measure.
Your current disclosures are generic and vague and do not provide the reader sufficient information to understand each non-GAAP measure.
Response to Comment No. 1
We will revise future filings to ensure our disclosures are not generic or vague and that we comply with all of the disclosures required by paragraph (e)(1)(i) of item 10 of Regulation S-K and Question 8 of the FAQ Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003.
2.	We note your disclosure that management uses these measures “when evaluating its financial results.” We also note the disclosures that these non-GAAP measures are the primary indicators management uses for planning and forecasting in future periods. Please revise to address the following:
•	Please confirm that the adjustments reflected in your non-GAAP measures are also reflected in, and are consistent with, the measurement principles you use to assess segment performance pursuant to SFAS 131.
•	Otherwise, discuss the reasons for any differences in the two approaches. We may have further comment.

Response to Comment No. 2
As disclosed in “Note 11. Segment Information, Geographic Data and Significant Customers” in the Company’s Form 10-K for the fiscal year ended January 1, 2006; the Company operates in only one segment. Therefore, the adjustments reflected in our non-GAAP measures are reflected in, and are consistent with, the measurement principles we use to assess segment performance pursuant to SFAS 131.
If you would like to discuss these responses, please do not hesitate to call me at (858) 202-4508.
Very truly yours,
Christian O. Henry
Vice President, Chief Financial Officer

cc:	Eric Atallah, Staff Accountant
Jay T. Flatley, President and Chief Executive Officer
Christian G. Cabou, Senior Vice President, General Counsel
John Clift (Partner of Ernst & Young, LLP)
Frederick W. Kanner (Partner of Dewey Ballantine LLP)
Members of the Audit Committee

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